July 12, 2017	News Release 17–19

SILVER STANDARD REPORTS SECOND QUARTER 2017 PRODUCTION RESULTS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) reports second quarter 2017 operating results at our three mines.

Second Quarter 2017 Operating Highlights

▪	Continued strong production growth: Quarterly attributable production exceeded 100,000 gold equivalent ounces from three operations.

▪	Increased tonnage at Marigold: Mined 18.0 million tonnes and stacked 6.9 million tonnes of ore, both a quarter-on-quarter increase.

▪	Gold production at Marigold to plan: Produced 55,558 ounces of gold during the second quarter of 2017.

▪	Higher mill throughput at Seabee: Record monthly ore milled at approximately 1,050 tonnes per day in June 2017, supporting strong quarterly mill ore tonnage of 928 tonnes per day.

▪	Robust gold production at Seabee: Produced 20,690 ounces of gold during the second quarter of 2017.

▪
Exceeded planned operating performance at Pirquitas: The mill continued to operate at a rate of approximately 5,000 tonnes per day. Combined with higher than expected grades within the stockpiles, this contributed to total silver production of 1.9 million ounces during the second quarter, 28% higher than the first quarter.

Paul Benson, President and CEO said, “During the second quarter of 2017 all three mines demonstrated strong operating performance, resulting in over 100,000 gold equivalent ounces of production. Both Marigold and Seabee mined more total material compared to the previous quarter and Seabee continued to demonstrate its ability to process ore at improved daily throughput, achieving approximately 1,050 tonnes per day in the month of June. With this strong operating performance, we are well-positioned for the year and for continued growth.”

Marigold Mine, U.S.

		Q2 2017	Q1 2017	% Change [1]
Total material mined	kt	17,985	16,736	7.5%
Waste removed	kt	11,075	11,062	0.1%
Ore to leach pad	kt	6,910	5,674	21.8%
Strip ratio	w/o	1.60	1.95	(17.9)%
Gold grade to leach pad	g/t	0.31	0.42	(26.2)%
Gold recovery	%	73%	74%	(1.4)%
Gold produced	oz	55,558	55,215	0.6%
Gold sold	oz	57,426	52,528	9.3%
Notes:

1.	Percent changes are calculated using rounded numbers presented in the table.

In the second quarter of 2017, the Marigold mine produced 55,558 ounces of gold, in line with the previous quarter production. Gold sales totaled 57,426 ounces for the quarter including inventory from the first quarter.

A total of 18 million tonnes were mined in the second quarter of 2017, 7.5% more than the first quarter of 2017, primarily due to improved weather conditions. Approximately 6.9 million tonnes of ore were delivered to the heap leach pads at an average gold grade of 0.31 g/t as we completed the current mining phase at the Mackay pit. This compares to 5.7 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.42 g/t in the first quarter of 2017. Gold grade mined in the second quarter was 26% lower than the first quarter due to planned pit phase sequencing and mining a higher amount of lower-grade ore as we completed the deeper phase of the Mackay pit. The strip ratio declined to 1.60:1 in the quarter, an 18% reduction compared to the previous quarter.

Seabee Gold Operation, Canada

		Q2 2017	Q1 2017	% Change [1]
Total ore milled	t	84,469	72,394	16.7%
Ore milled per day	t/day	928	804	15.4%
Gold mill feed grade	g/t	7.97	9.22	(13.6)%
Gold recovery	%	97.3%	97.7%	(0.4)%
Gold produced	oz	20,690	21,023	(1.6)%
Gold sold	oz	17,909	22,411	(20.1)%
Notes:

1.	Percent changes are calculated using rounded numbers presented in the table.

In the second quarter of 2017, the Seabee Gold Operation produced 20,690 ounces of gold. Gold sales were 17,909 ounces for the second quarter, reflecting an increase in bullion inventory.

A near-quarterly record 84,469 tonnes of ore was milled at an average gold grade of 7.97 g/t during the second quarter of 2017. This compares to a total of 72,394 tonnes of ore at an average grade of 9.22 g/t in the first quarter. Ore was mined at both the Santoy and Seabee mines with lower grade ore at Seabee reducing the overall average mill grade during the second quarter. The Santoy mine complex supplied 76% of ore milled, predominantly from long hole stopes. Gold recovery remained relatively consistent at 97.3% in the current quarter. The ventilation system upgrade project is on schedule to be completed in July 2017.

Stope production at Santoy was impacted by a fall of ground early in the second quarter. While there were no injuries to people or damage to equipment, restrictions were put in place until a full review of the ground support in the area was completed. These self-imposed restrictions had the effect of reducing tonnage and grade to the plant during the quarter. Following modifications to the support design and installation, production from Santoy returned to planned levels in June.

During the second quarter, the mill achieved an average throughput of 928 tonnes per day, 15% higher than the previous quarter, with a record 1,049 tonnes per day milled in the month of June, as the mines focused on Operational Excellence initiatives to deliver and process more ore tonnage.

Puna Operations, Argentina 1

		Q2 2017	Q1 2017	% Change [3]
Ore milled	kt	446	449	(0.7)%
Silver mill feed grade	g/t	185	145	27.6%
Silver recovery	%	73.5%	72.6%	1.2%
Silver produced	koz	1,947	1,520	28.1%
Silver produced (attributable) [2]	koz	1,777	1,520	n/a
Silver sold	koz	1,655	1,443	14.7%
Silver sold (attributable) [2]	koz	1,473	1,443	n/a
Notes:

1.	Figures are on 100% basis unless otherwise noted.

2.	Figures for the second quarter of 2017 represent 100% for April and May 2017 and 75% for June 2017.

3.	Percent changes are calculated using rounded numbers presented in the table.

The operation produced a total of 1.9 million ounces of silver from processing of stockpiles, a 28% increase compared to the first quarter of 2017. Silver sales were 1.7 million ounces for the quarter.

Ore was milled at an average rate of 4,903 tonnes per day in the second quarter, 23% above the mill’s nominal throughput of 4,000 tonnes per day. Ore milled in the second quarter of 2017 contained an average silver grade of 185 g/t, 28% higher than the 145 g/t reported in the first quarter of 2017 due to better than expected grades in the stockpiles. The average silver recovery in the second quarter was 73.5%, higher than the 72.6% recovery in the previous quarter, in line with the higher silver mill feed grade.

Silver Standard finalized its joint venture to combine the Pirquitas mine with the Chinchillas project on May 31, 2017. The joint venture, named Puna Operations Inc., is comprised of Silver Standard’s Pirquitas property and Golden Arrow Resources’ Chinchillas property and is owned on a 75%/25% basis by each company, respectively. We are the joint venture operator. As a result of the joint venture, our attributable share of production in the second quarter was 1.8 million ounces of silver and attributable sales were 1.5 million ounces.

Qualified Persons

The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice, SME Registered Member, a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and our Technical Services Manager at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., a Qualified Person under NI 43-101 and General Manager at the Seabee Gold Operation. The scientific and technical data contained in this news release relating to Puna Operations has been reviewed and approved by Bruce Butcher, P.Eng., a Qualified Person under NI 43-101 and our Director, Mine Planning.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75% owned and operated Puna Operations joint venture in Jujuy Province, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; expected exploration and development expenditures; the prices of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to expand Mineral Resources and convert Mineral Resources into Mineral Reserves; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, the Pirquitas mine and our projects; our ability to replace Mineral Reserves; our ability to successfully integrate the Chinchillas project, on a joint venture basis, into our current operations; our ability to obtain necessary permits for the Chinchillas project; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency and interest rate fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; failure to effectively manage our tailings facilities; social and economic changes following closure of a mine, including the anticipated closure of the Pirquitas mine in late 2017 or early 2018, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change, including extreme weather conditions; fully realizing our interest in deferred consideration received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.